UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Porch Group, Inc

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

733245 104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 733245 104	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON Valor Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 4,516,565
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 4,160,368

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,516,565
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12.	TYPE OF REPORTING PERSON IA

CUSIP No. 733245 104	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON VPI Equity Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 4,516,565
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 4,160,368

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,516,565
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 733245 104	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSON Valor Equity Partners III L.P. Valor Equity Partners III-A L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 4,190,610
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 3,834,413

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,190,610
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 733245 104	13G	Page 5 of 8 Pages

1.	NAME OF REPORTING PERSON Antonio J. Gracias
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 4,516,565
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 4,160,368

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,516,565
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12.	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 733245 104	13G	Page 6 of 8 Pages

Item 1(a).	Name of Issuer:

Porch Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2200 1st Avenue South, Suite 300, Seattle, Washington 98134

Item 2(a).	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

1) Valor Management LLC

2) VPI Equity Holdings, LLC

3) Valor Equity Partners III L.P.,

4) Valor Equity Partners III-A L.P.

5) Antonio J. Gracias

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of each Reporting Person is 875 North Michigan Avenue, Suite 3214, Chicago, IL 60611

Item 2(c).	Citizenship:

Each entity Reporting Person is organized under the laws of Delaware. Mr. Gracias is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

733245 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), indicate type of person filing.

Not applicable.

Item 4.	Ownership.

Ownership of Issuer common stock referenced in this Item 4 is as of December 31, 2020:

(a)	Amount beneficially owned: See row 9 of the cover pages.

(b)	Percent of class: See row 11 of the cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: See row 5 of the cover pages.

(ii)	Shared power to vote or direct the vote: See row 6 of the cover page.

CUSIP No. 733245 104	13G	Page 7 of 8 Pages

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of the cover pages.

As of December 31, 2020, VPI Equity Holdings, LLC was the holder of record of the shares reported herein, and Valor Equity Partners III L.P. and Valor Equity Partners III-A L.P. were holders of a majority of the membership interests in VPI Equity Holdings, LLC. Valor Management LLC provides advisory services to each Fund in accordance with applicable investment management, advisory or similar agreements, and is the managing member of the general partner of the general partner of each of Valor Equity Partners III L.P. and Valor Equity Partners III-A L.P. Due to his position with Valor Management LLC, Mr. Gracias may be deemed to share beneficial ownership over the shares held of record by VPI Equity Holdings, LLC; however, Mr. Gracias disclaims beneficial ownership of such shares and the inclusion of Mr. Gracias in this Schedule 13G shall not be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

Percent of class is based on (i) the number of shares that may be deemed to be beneficially owned by each Reporting Person as of December 31, 2020 and (ii) the number of shares of common stock outstanding as of December 23, 2020 (81,476,589 shares).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

(As of February 3, 2021, the aggregate amount of common stock that may be deemed to be beneficially owned by the Reporting Persons was 564,145 shares, or less than 1% of the Issuer’s common stock outstanding as of December 23, 2020.)

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021	Valor Management LLC

	By:	/s/ Antonio J. Gracias
		Name:	Antonio J. Gracias
		Title:	CEO

VPI Equity Holdings, LLC

	By:	/s/ Antonio J. Gracias
		Name:	Antonio J. Gracias
		Title:	Manager

Valor Equity Partners III L.P.

	By:	Valor Equity Management III L.P., its general partner

	By:	Valor Equity Capital III LLC, its general partner

	By:	Valor Management LLC, its managing member

	By:	/s/ Antonio J. Gracias
		Name:	Antonio J. Gracias
		Title:	CEO

Valor Equity Partners III-A L.P.

	By:	Valor Equity Management III L.P., its general partner

	By:	Valor Equity Capital III LLC, its general partner

	By:	Valor Management LLC, its managing member

	By:	/s/ Antonio J. Gracias
		Name:	Antonio J. Gracias
		Title:	CEO

/s/ Antonio J. Gracias
Name:	Antonio J. Gracias